Administrative Offices
                           The Yankee Companies, Inc.
                             A Florida corporation

Leonard Miles Tucker                         William A. Calvo, III, L.L.M.
President & Chief Executive Officer          Vice President & Treasurer

May 17, 1999

Bruce Gleason, President
American Internet Technical Center, Inc.
440 East Sample Road
Pompano Beach, Florida 33056


Re: Potential Reorganization with Equity Growth Systems, Inc.

Gentlemen:

     This letter confirms the status of negotiations concerning a proposed transaction between our client, Equity Growth Systems, inc., a Delaware corporation with a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended ( " Equity Growth " and the "Exchange Act," respectively), and American Internet Technical Center, Inc., a Florida corporation (hereinafter referred to as "American Internet"). If the following comports with your understanding of the proposed transaction, please sign a copy of this letter and return it to us by facsimile transmission followed by hard copy, whereupon this letter will constitute an agreement by each of the undersigned to use our best efforts to effect the contemplated transaction at the earliest practicable time, subject to due diligence review and good faith negotiations by our respective representatives. It will also constitute a direction by the undersigned, on behalf of their organizations, to legal counsel to the Yankee Companies, Inc., a Florida corporation (hereinafter referred to as "Yankees"), to immediately commence to draft the required documentation (the "Reorganization Agreement"). Upon presentation of Yankees' draft of the Reorganization Agreement, you will each present it to your legal counsel and other advisors for review and comments whereupon we will all use our best efforts to reach a definitive agreement.

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OUTLINE OF PROPOSED TRANSACTIONS

1. American Internet and its affiliates will consolidate all current operations of its affiliates and related business enterprises in order to create an entity more capable in the future of meeting the standards imposed by the National Association of Securities Dealers, Inc. (the "NASD") for listing on the NASDAQ Stock Market determined pursuant to generally accepted auditing procedures ("GAAP"). Atlantic Internet has confirmed to Yankees that during the past 12 fiscal months, its gross income has exceeded $1,100,000 and its net, pre tax profits have exceeded $138,000, despite having expensed many items that could have been reflected as capital expenses.

 2.  A.   Equity  Growth will exchange  2,500,000  shares of its common stock,
          $0.001 par value per share with the stockholders of the combined entity resulting from the consolidation described above (the combined entity being hereinafter referred to as "American Internet+"), for all of the capital stock in American Internet+, such transaction to be structured as a stock free reorganization pursuant to Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the "Code");

     B. Yankees, in recommending this valuation, believes that the Equity Growth stock will, after conclusion of the proposed transaction, retain a market valuation of at least $0.50 per share on the short term and that based on the performance of the American Internet subsidiary, such value may become materially higher in the intermediate term; however, recognizing that neither Yankees nor the Parties can provide any assurances that Yankees' predictions will prove accurate, Equity Growth will either agree to an adjustment in the amount of Equity Growth stock exchanged if such minimum projection is not met within a reasonable time following closing on the Reorganization Agreement and such failure is not due to unusual market conditions or improprieties in the trading of Equity Growth's securities, or, permit the American Internet stockholders to rescind the Reorganization Agreement, such decision to be made not later than the 90th day following closing on the Reorganization Agreement;

     C. Equity Growth will, immediately following such acquisition, invest the sum of $100,000 in American Internet+, to be used in accordance with a use of proceeds schedule included as an exhibit to the Reorganization Agreement to be entered into by Equity Growth and the stockholders of American Internet +;

     D. Prior to closing on the Reorganization Agreement, Messrs. Bruce Gleason ("Mr. Gleason") and Michael Umile ("Mr. Umile"), American Internet+'s current principal executive officers and directors, will enter into binding five year employment agreements with American Internet + in form and substance acceptable to Equity Growth, providing for base annual salaries of $75,000 per year:

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     E.   Equity  Growth will issue  additional  shares of its common stock with the former stockholders of American Internet + predicated on American Internet + 's attaining the following annual net, pre-tax profit thresholds determined as of December 31 of each year in accordance with generally accepted accounting principals, consistently applied ("GAAP"), as follows:

         1. Goal          Time Frame          Stock Bonus
            $200,000       1999                500,000 Shares
            $500,000       2000                800,000 Shares
            $1,000,000     2001                800,000 Shares
            $1,5000,000    2002                800,000 Shares
            $2,000,000     2003                800,000 Shares
            $2,500,000     2004                800,000 Shares

         2. In the event that the thresholds are not attained and Equity Growth has provided American Internet+ with $250,000 in funding for its operations within 90 following closing on the Reorganization Agreement, then:

               (A) If the net, pre tax earnings are less than 33% of the required threshold during the subject 12 month period, the stock bonus for such period will be forfeited;

               (B) If the net, pre tax earnings are between 33% and 80% of the required threshold during the subject 12 month period, the stock bonus for such period and the required threshold will be carried over to the next year, increasing both the aggregate threshold and the aggregate bonus attainable for such year; and

               (C) Ifthe net, pre tax earnings are between 80% and 100% of the required threshold during the subject 12 month period, the stock bonus for such period shall be prorated.

          3. In the event that the thresholds are not attained but Equity Growth has not provided American Internet + with funding for its operations within 90 days following closing on the Reorganization Agreement, then, the stock bonus for such period shall be prorated.

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     F.   The  Reorganization  Agreement will commit Equity  Growth,  during the five years following closing on the Reorganization Agreement, to:


          (1) Nominate at least one designee of the American Internet+ capital stockholders who were parties thereto for membership on Equity Growth's Board of Directors at each meeting of the Equity Growth stockholders at which the membership of its Board of Directors is up for election, and to use its best efforts consistent with applicable law to secure such nominee's election;

          (2) Elect designees of the American Internet + capital stockholders who were parties thereto to at least two thirds of the seats on American Internet+'a Board of Directors; and

          (3) Provide, on one occasion only, "piggy back" registration rights covering the Equity Growth common stock obtained pursuant to the Reorganization Agreement by Mr. Gary Walk.

3.   As a result of the foregoing:

     A.   The  stockholders  of  American  Internet+  would,  at  closing,   own
          approximately 29% of Equity Growth's then outstanding common stock;

     B. American Internet+ would become a wholly owned subsidiary of Equity Growth;

     C. The former stockholders of American Internet+would collectively, in the aggregate, be able to receive up to an additional 4,500,000 shares of Equity Growth's common stock based on American Internet+'s post closing financial performance, which, when aggregated with the stock issuable to American Internet+ stockholders at closing of the Reorganization Agreement, equal up to 7,000,000 shares.

4. Immediately following the closing on the Reorganization Agreement, Equity Growth will effect a private placement of two year debentures, yielding annual interest at the rate of 10% and convertible into shares of Equity Growth common stock at a conversion rate of $0.50 per share, at least
     $100,000 in net proceeds of which it will invest as equity in American Internet+.

5.   A.   The Yankee Companies,  Inc., a Florida  corporation which serves as
          Equity Growth's strategic development consultant ("Yankees") will, in contemplation of a successful closing on the Reorganization Agreement, immediately commence efforts on behalf of American Internet designed to develop new sources of funding and business and American Internet hereby irrevocably covenants and agrees, on its own behalf and on behalf of its principals and affiliates, that:

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          (1)  In the event that any such  funding or  business  is  hereinafter availed of by it or its affiliates with any persons or entities (or their affiliates) introduced by Yankees, then, Yankees will be entitled to continuing compensation equal to 5 % of the gross proceeds obtained from such funding or 5% of the value of such business and further, that

          (2) Neither American Internet nor its affiliates will directly or indirectly conduct any business with any person or entity (including affiliates thereof) introduced by Yankees, whether or not the proposed transactions with Equity Growth take place, except in accordance with the preceding paragraph.
     B. Yankees currently has options to purchase up to 10% of Equity Growth's common stock (the "Yankee Warrants"), which rights the Parties acknowledge will be beneficially affected by the increase in outstanding securities that would result from the proposed transaction;

     C. In compliance with the requirements of Section 17(b) of the Securities Act of 1933, as amended (the "Securities Act"), Yankees hereby advises American Internet that Yankees has been and will continue to be compensated by Equity Growth for its services, as specifically set forth in the documents pertaining to Yankees filed by Equity Growth pursuant to its obligations under the Exchange Act, copies of which can be obtained through the Securities and Exchange Commission's Internet web site at www.sec.gov.

6. The terms of the proposed transaction will be kept confidential during the pendency of the negotiations called for hereby. Notwithstanding the foregoing, Equity Growth will comply with its obligation's to publicly disseminate information concerning this Agreement in press releases and filings with the SEC, in form and substance reasonably approved by the Parties.

7.   A.   In  conjunction  with the  foregoing,  Mr. Bruce  Gleason and other people associated with American Internet and American Internet+ have been and will he provided with information concerning Equity Growth which constitutes material inside information, as defined for purposes of Sections 20A and 21A of the Exchange Act.

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     B.   Such  information  was or will be  provided  in  conjunction  with pending negotiations and pursuant to Equity Growth's obligations under the Securities Act of 1933, as amended, and the Exchange Act, to provide full and complete disclosure.

     C. Such information may not be disclosed to anyone other than pursuant to compulsory legal process or with the prior written consent of Equity Growth, after such information has been publicly disseminated.

     D. Improper disclosure of such information constitutes a violation of the civil and criminal provisions of Sections 20A and 21A of the Exchange Act.

     E. During the pendency of negotiations, no one who is made privy to the foregoing information should engage in any transactions involving publicly traded Equity Growth securities.

     Please indicate your concurrence with the foregoing by signing a copy of this letter or transmission, in the space indicated, and thereafter transmitting such executed copy in the manner heretofore described.

                               Very truly yours,

                           The Yankee Companies, Inc.
                          /s/ Leonard Miles Tucker /s/
                              Leonard Miles Tucker
                                   President

      The foregoing is hereby accepted, as of the date first above written.

American Internet Technical Center, Inc.         Equity Growth Systems, inc.

By: /s/ Bruce Gleason /s/                        By: /s/ Charles J. Scimeca /s/
Bruce Gleason, President                          Charles J. Scimeca, President


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